Exhibit 21

Subsidiaries of Cal-Maine Foods, Inc.

Name of Subsidiary	Place of Incorporation or Organization	Percentage of Outstanding Stock or Ownership Interest Held by Registrant

Southern Equipment Distributors, Inc.	Mississippi	100%
South Texas Applicators, Inc.	Delaware	100%
American Egg Products, LLC	Georgia	100%
Texas Egg Products, LLC	Texas	72.1% (1)
Benton County Foods, LLC	Arkansas	100%
Wharton County Foods, LLC	Texas	100%

(1)	Limited liability company of which Cal-Maine Foods, Inc. and Wharton County Foods, LLC are members have 50.3% and 21.8%, respectively.